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January 10, 2018

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Lisa N. Larkin, Esq.

Re:	The Charles Schwab Family of Funds (File Nos. 033-31894 and 811- 05954) (the “Registrant”)

Dear Ms. Larkin:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 107 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 108 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on November 16, 2017. PEA No. 107 relates to the establishment of “Investor Shares” as a new share class of the Schwab U.S. Treasury Money Fund (the “fund”), an existing series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on December 18, 2017.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 107, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment:  Please consider revising the final three line item captions in the “Fund Fees and Expenses” table to conform these captions to the caption examples set forth in Instruction 3(e) to Item 3 of Form N-1A.

Response:  Instruction 3(e) to Item 3 of Form N-1A provides that “appropriate descriptive captions” should be used in the fees and expenses table. Although the Instruction includes examples of appropriate descriptive captions, the Instruction does not provide an exhaustive list of captions that may be used in the table. The Registrant believes that each of its current captions is an “appropriate descriptive caption” and is sufficiently detailed to provide adequate and useful information to investors, and the current captions are used across the Schwab Fund Complex to convey this information to investors. Accordingly, no changes have been made in response to this comment.

2.

Comment:  The “Fund Fees and Expenses” table includes a footnote that states: “‘other expenses’ is an estimate based on the expenses the fund expects to incur for the current fiscal year.” Please clarify why “other expenses” would be estimated for the fund since the fund is not a “New Fund” as described in Instruction 6 to Item 3 of Form N-1A.

Response:  The Registrant notes that the “other expenses” figure will be estimated based on the expenses the fund’s Investor Share class expects to incur for the current fiscal year. The Registrant has revised the referenced footnote to clarify this point. The Registrant notes that it is appropriate to estimate “other expenses” for this new share class because there are expense components that are unique to the new Investor Share class. Therefore, the Registrant is not basing other expenses on actual amounts incurred by the fund during the prior fiscal year.

3.

Comment:  Please include financial highlights information for Sweep Shares in response to Item 13 of Form N-1A, given that the Registration Statement relates solely to a new share class and the Registrant has determined to show performance information for Sweep Shares in response to Item 4(b)(2) of Form N-1A.

Response:  The Registrant has added the financial highlights information for Sweep Shares as requested.

4.

Comment:  Please include disclosure in the prospectus regarding the methods that the fund typically expects to use to meet redemption requests and if such methods will be used regularly or only during stressed market conditions as required by Item 11(c)(8) of Form N-1A.

Response:  The Registrant has added the disclosure as requested.

*        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

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